Exhibit 99.2
Subscription
Agreement
Agria Corporation (Agria Parent)
Agria Asia Investments Limited (Agria bvi)
Agria (Singapore) Pte Ltd. (Agria Singapore)
New Hope Group (New Hope)
20th Floor, Lumley Centre, 88 Shortland Street, Auckland 1010
TEL + 64 9 3539700 FAX + 64 9 3539701
www.minterellison.co.nz

Subscription Agreement

Details	3

Agreed terms	4

1. Defined terms and interpretation	4

1.1 Defined terms	4
1.2 Interpretation	4

2. Previous Agreement	4

3. Takeover Offer	5

4. Obligation to fund the takeover	5

5. Funding Mechanism	5

5.1 Consultation	5
5.2 Example of Funding Arrangement	5

6. Conditions	6

6.1 Conditions	6
6.2 Failure to satisfy conditions	6

7. Representations and warranties	6

7.1 Capacity and powers	6

8. Assignment	7

8.1 Successors	7
8.2 Parties may not assign	7

9. Further Assurances	7

9.1 Further Assurances	7
9.2 Agria bvi	7

10. Confidentiality	7

10.1 Confidentiality	7

11. Notices	7

11.1 Service of notices	7
11.2 Effective on receipt	8

12. Miscellaneous	8

12.1 Costs	8
12.2 Counterparts	8
12.3 No merger	8
12.4 Entire agreement	8
12.5 Relationship	9
12.6 Alterations	9
12.7 Announcements	9
12.8 Governing law	9

Signing page	10

Minter Ellison Rudd Watts	page 2

Details
Date
Parties

Name	Agria Corporation
Short name	Agria Parent

Name	Agria Asia Investments Limited
Short name	Agria bvi

Name	Agria (Singapore) Pte Ltd.
Short name	Agria Singapore

Name	New Hope Group
Short name	New Hope
Background
A	Agria Parent holds 100% of the shares in Agria bvi which holds 100% of the shares in Agria Singapore (the 3 companies being referred to together as the Agria Companies).

B	Agria Singapore is the holder of 19.01% of the shares in PGG Wrightson Limited (PGW) and Agria bvi is also the holder of convertible notes (CRN) issued by PGW.

C
The Agria Companies and New Hope have agreed to cooperate, together with the funds from other financier(s) as agreed by the parties hereunder, to enable Agria Singapore to make a partial takeover offer to purchase an additional 38.3% of the shares in PGW not already held by Agria pursuant to the New Zealand Takeovers Code in the event the parties agree to proceed to make a takeover offer.

D
In this event Agria Parent and New Hope have agreed between themselves and with the other Agria Companies to make the funds available to complete the purchase of shares in PGW pursuant to a takeover offer as provided in this Agreement.

E	On 23 December 2010 the parties hereto entered into a subscription agreement in relation to the matters set out above which agreement the parties now wish to revoke and be replaced by this Agreement.

Minter Ellison Rudd Watts	page 3

Agreed terms
1.	Defined terms and interpretation

1.1	Defined terms
In this document:
Agreement means this agreement.
Business Day means a day on which registered banks are open for business in Auckland, New Zealand.
Previous Agreement means the subscription agreement referred to in paragraph E of the Background.
1.2	Interpretation
In this Agreement, unless the context otherwise requires, references to:
(a)	one gender includes the other;

(b)	the singular includes the plural and vice versa;

(c)	another grammatical form of a defined word or expression has a corresponding meaning;

(d)	a month or a year are references to a calendar month or calendar year (as the case may be);

(e)	any enactment includes statutes or statutory provisions or orders or regulations made thereunder, and includes:
(i)	that statute, provision, order or regulation as amended, modified re enacted or replaced from time to time (whether before or after the date of this Agreement); and
(ii)	any previous statute, statutory provision, order or regulation amended, modified, re enacted or replaced by that statute, provision, order or regulation;
(f)	a party to this Agreement includes, so far as is consistent with the provisions of this Agreement, that party’s executors, administrators, successors in title and assigns;

(g)	a reference to NZ$, dollar or $ are references to New Zealand currency;

(h)	a reference to time is to New Zealand time;

(i)	a clause is a reference to a clause in this Agreement;

(j)	headings are for ease of reference only and shall not affect the interpretation of this Agreement; and

(k)	the meaning of general words is not limited by specific examples introduced by “including”, “for example” or similar.
2.	Previous Agreement
The Previous Agreement is hereby revoked and shall cease to have effect and this Agreement is substituted for it.

Minter Ellison Rudd Watts	page 4

3.	Takeover Offer
The parties acknowledge that Agria Singapore has given notice to PGW of its intention to make a takeover offer (Takeover Offer), and that Agria Singapore assumes sole responsibility for the Takeover Offer including its accuracy and its compliance with all regulatory requirements
4.	Obligation to fund the takeover
Agria Parent and New Hope severally covenant with Agria bvi and Agria Singapore that forthwith upon the Takeover Offer becoming unconditional, and prior to the date upon which Agria Singapore makes payment for shares in PGW to be acquired pursuant to the Takeover Offer, they will put Agria Singapore in funds by way of each of Agria Parent and New Hope directly, or indirectly through Agria bvi or another company in the Agria group of companies, subscribing and paying for shares in Agria Singapore, in conjunction with other funding arrangements agreed by Agria Singapore, as follows:
(a)	Agria Parent will pay a minimum of US$55 million by way of subscription for shares as aforesaid;
(b)
New Hope will pay US$20 million by way of subscription for shares as aforesaid and it is acknowledged that New Hope will be entitled to procure an associated company of New Hope to perform all or part of this obligation.

The balance of the funds required to enable Agria Singapore to meet its obligations under the Takeover Offer are to be provided by a loan facility from Agria Singapore’s financiers, subject to the terms and conditions of that facility being satisfied.
5.	Funding Mechanism
5.1	Consultation
Agria Parent and New Hope will promptly and diligently consult together in good faith in order to agree and implement a fair and equitable arrangement under which Agria bvi and Agria Singapore will be funded (Funding Arrangement) so as to satisfy the funding obligations of Agria Parent and New Hope under clause 4.
5.2 Example of Funding Arrangement
An example of a Funding Arrangement is as follows and assumes that Agria Parent and New Hope will subscribe for shares in Agria bvi which will make an inter-company loan to Agria Singapore. The example is a calculation which shows the number of Shares that New Hope would subscribe for in Agria bvi:

New Hope Consideration	X	Original Shares plus Additional Shares
Agria Initial Value plus
Agria Additional Consideration
Where:
Agria Initial Value is the to be agreed upon value of the initial holding of 144 million shares in PGW and the CRN.
Agria Additional Consideration is the consideration paid by Agria Parent for new shares in Agria bvi for the purposes of the Takeover Offer.

Minter Ellison Rudd Watts	page 5

New Hope Consideration is the consideration paid by New Hope by way of subscription for new shares in Agria bvi for the purposes of the Takeover Offer.
Original Shares is the number of shares initially subscribed by Agria Parent in Agria bvi for the purchase of the initial holding of 144 million shares in PGW and the CRN.
Additional Shares is the additional shares subscribed for by Agria Parent in Agria bvi for the purposes of the Takeover Offer.
6.	Conditions
6.1	Conditions
The obligations of Agria Parent and New Hope under this Agreement shall be subject to, and conditional upon, the following:
(a)	all necessary consents being obtained, including:
(i)	under the Overseas Investment Act 2005;

(ii)	under the regulatory requirements of China.
(b)
the Takeover Offer becoming unconditional in all respects in accordance with its terms (including Agria Singapore having received acceptances under the Takeover Offer that, when taken together with the shares in PGW already held by Agria Singapore, would (once the Takeover Offer is declared unconditional and the relevant shares transferred to Agria Singapore) confer on Agria Singapore not less than 50.01% of the voting rights in PGW); and

(c)	any necessary consents being obtained from PGW under the Subscription Agreement between Agria Singapore and PGW dated 16 October 2009.
6.2	Failure to satisfy conditions
If any of the conditions set out in clause 6.1 have not been satisfied or waived by the later of 15 April 2011 or such extended date under the Takeover Offer by which it must become unconditional (or such other date agreed in writing by the parties), either Agria Parent or New Hope may cancel this Agreement by notice in writing to the other parties.
7.	Representations and warranties
7.1	Capacity and powers
Each party represents and warrants to the other party that each of the following statements is true and accurate as at the date of this Agreement:
(a)	if it is a body corporate, it is validly existing under the laws of its place of incorporation or registration;
(b)	it has the power to enter into and perform its obligations under this Agreement and to carry out the transactions contemplated by this Agreement;
(c)	it has taken all necessary action to authorise its entry into and performance of this Agreement and to carry out the transactions contemplated by this Agreement;
(d)	its obligations under this Agreement are valid, binding and enforceable against it in accordance with their terms; and
(e)
it has entered into this Agreement on the basis of its own independent investigation and assessment and after making its own enquiries in relation to the financial, legal and tax effect of entering into and complying with the terms of this Agreement.

Minter Ellison Rudd Watts	page 6

8.	Assignment
8.1	Successors
This Agreement will be binding on, and enure for the benefit of, the parties and their respective successors and their permitted assignees, nominees or transferees.
8.2	Parties may not assign
Neither party may assign or transfer all or any part of its rights or obligations under this Agreement without the prior written consent of the other parties.
9.	Further Assurances
9.1	Further Assurances
Each of the parties agrees that it shall issue, enter into, execute and deliver any agreement or other document, including shares and transfers of title, and do all things as may be reasonably required to facilitate and carry out the requirements, purpose and intention of this Agreement.
9.2	Agria bvi
If Agria Parent and New Hope subscribe for shares in Agria bvi for the purposes of the Takeover Offer, then Agria Parent and New Hope will adopt a constitution and enter into a shareholders’ agreement with respect to Agria bvi, such documents to be in customary form for transactions of a like nature and to provide for representation on the board of directors of Agria bvi which reflects the respective holding of shares.
10.	Confidentiality
10.1	Confidentiality
No party shall disclose to any other person any information relating or referring to the matters dealt with in this Agreement except:
(a)	with the prior written consent of the other parties; or
(b)	where disclosure is required by law or is made in compliance with the order of any Court of competent jurisdiction; or
(c)
disclosure of information which is in the public domain, if the relevant information has entered the public domain otherwise than by reason of a breach of this clause by that party or a related company of that party; or

(d)
disclosure to an independent financial, legal or accounting consultant to the disclosing party or a related company of the disclosing party where such consultant needs to know such information for the purposes of providing advice to the disclosing party or to a related company of the disclosing party and the relevant consultant is under a duty or obligation to maintain the confidentiality of the information being disclosed to it.

11.	Notices
11.1	Service of notices
A notice, demand, consent, approval or communication under this Agreement (Notice) must be:
(a)	in writing, in English and signed by a person duly authorised by the sender; and
(b)	hand delivered or sent by prepaid post, facsimile or email to the recipient:
c/o Minter Ellison Rudd Watts
Lumley Centre
88 Shortland Street
Auckland 1010
Fax: 0064 4 353 9701
Attention: Cathy Quinn.

Minter Ellison Rudd Watts	page 7

11.2	Effective on receipt
A Notice given in accordance with clause 11.1 takes effect when taken to be received (or at a later time specified in it), and is taken to be received:
(a)	if hand delivered, on delivery;
(b)
if sent by prepaid post, on the second Business Day after the date of posting to an address within the country in which the notice was sent (or on the seventh Business Day after the date of posting if posted to or from a place outside the country from which the notice was sent);

(c)
if sent by facsimile, on the date and time shown on the transmission report by the machine from which the facsimile was sent which indicates that the facsimile was sent in its entirety and in legible form to the facsimile number of the addressee notified for the purposes of this clause but if the delivery, receipt or transmission is on a day which is not a Business Day or is after 5.00 p.m. (addressee’s time), it is deemed to have been received at 9.00 a.m. on the next Business Day; or

(d)
if sent by email, on the date and time at which it enters the addressee’s information system (as shown in a confirmation of delivery report from the sender’s information system, which indicates that email was sent to the email address of the addressee notified for the purposes of this clause), but if the delivery, receipt or transmission is on a day which is not a Business Day or is after 5.00 p.m. (addressee’s time), it is deemed to have been received at 9.00 a.m. on the next Business Day.

12.	Miscellaneous
12.1	Costs
Each party is to pay its own costs and expenses incurred in connection with the preparation and execution of this Agreement and the transactions contemplated under it.
12.2	Counterparts
This Agreement may be executed in counterparts and all executed counterparts constitute one document.
12.3	No merger
The rights and obligations of the parties under this Agreement do not merge on completion of any transaction contemplated by it.
12.4	Entire agreement
This Agreement constitutes the entire agreement between the parties in connection with their subject matter and supersedes all previous agreements or understandings between the parties in connection with their subject matter.

Minter Ellison Rudd Watts	page 8

12.5	Relationship
Except where this Agreement expressly states otherwise, this Agreement does not create a relationship of employment, trust, agency or partnership between the parties.
12.6	Alterations
This Agreement may be altered only in writing signed by each party.

12.7 Announcements
No announcement, press release or other communication of any kind relating to the existence, or terms, of this Agreement may be made by either party without first obtaining the written approval of the other party.
12.8	Governing law
This Agreement is governed by the laws of New Zealand and each party irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of New Zealand.

Minter Ellison Rudd Watts	page 9

Signing page
EXECUTED as an agreement

AGRIA CORPORATION by:	/s/ Xie Tao Signature of director

Name of director

NEW HOPE GROUP by:	/s/ Hang Wang Signature of director

Name of director

AGRIA (SINGAPORE) PTE LTD by:	/s/ Xie Tao Signature of director

Name of director

AGRIA ASIA INVESTMENTS LIMITED by:	/s/ Xie Tao Signature of director

Name of director

Minter Ellison Rudd Watts	page 10